Mail Stop 3561

November 27, 2007

John C. Textor, Chief Executive Officer
BabyUniverse, Inc.
150 South U.S. Highway One, Suite 500
Jupiter, FL 33477

> **Re:** **BabyUniverse, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 31, 2007**
> **File No. 333-147033**

Dear Mr. Textor:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note that you disclose that you amended the terms of a prior private placement and converted part of Lydian's loan into shares after you filed your proxy statement-prospectus on Form S-4 and before it was effective. Please provide us with your analysis with respect to the potential for the integration of these transactions into your proxy statement-prospectus on Form S-4, including a discussion of any relevant staff interpretations. In doing so, please discuss the means by which the investors were solicited, the investors' obligation to purchase the securities, and the conditions that are not within the control of the investors. In this regard, we note that based on your Form 8-K filed September 11, 2007 the issuance of 145,985 shares of common stock to Lydian Trust Company was "upon the closing of the Company's proposed merger transaction." Please refer

to <u>Black Box Incorporated</u> (June 26, 1990), <u>Squadron, Ellenoff, Plesant & Lehrer</u> (February 28, 1992), and our five factor test as articulated in Securities Act Release No. 4552 (Nov. 6, 1962). We may have further comment.

<u>Selling Shareholders, page 6</u>

2. To the extent not currently disclosed, please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by each selling shareholder. For example, please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Lydian Holding Company. See Interpretation I.60 of Telephone Interpretations Manual (July 1997) and Interpretation 4S of Reg. S-K section of March 1999 Supplement to Manual.

***

As appropriate, please amend your registration statement in response to our comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: D. Thomas Triggs, Esq.
Sullivan & Triggs, LLP